UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  I-many, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    44973Q103
                                 (CUSIP Number)

                                 Marran Ogilvie
                                666 Third Avenue
                                   26th Floor
                            New York, New York 10017
                                 (212) 845-7909
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 10, 2005

             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                              (Page 1 of 19 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44973Q103                 13D/A                 Page 2 of 19 Pages


----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Ramius Capital Group, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            OO
------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    4,137,121
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    4,137,121
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            4,137,121
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            9.86%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IA
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                 13D/A                 Page 3 of 19 Pages


----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            RCG Ambrose Master Fund, Ltd.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS ** WC
------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    4,137,121
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    4,137,121
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            4,137,121
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            9.86%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                 13D/A                 Page 4 of 19 Pages


----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            RCG Halifax Fund, Ltd.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            WC
------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    4,137,121
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    4,137,121
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            4,137,121
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            9.86%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                 13D/A                 Page 5 of 19 Pages


--------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Ramius Securities, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            WC
------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    4,137,121
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    4,137,121
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            4,137,121
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            9.86%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            BD
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                 13D/A                 Page 6 of 19 Pages


----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            C4S & Co., L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            OO
------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-----------------------------------------------------------------------------
NUMBER OF     (7)   SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    4,137,121
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    4,137,121
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            4,137,121
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            9.86%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                 13D/A                 Page 7 of 19 Pages


---------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Peter A. Cohen
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            OO
------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    4,137,121
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    0
REPORTING      _____________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    4,137,121
----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            4,137,121
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            9.86%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                 13D/A                 Page 8 of 19 Pages


----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Morgan B. Stark
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            OO
------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    4,137,121
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    4,137,121
----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            4,137,121
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            9.86%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                 13D/A                 Page 9 of 19 Pages


----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Thomas W. Strauss
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            OO
------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    4,137,121
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    4,137,121
----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            4,137,121
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            9.86%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                 13D/A                Page 10 of 19 Pages


----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Jeffrey M. Solomon
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            OO
------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    4,137,121
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    4,137,121
----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            4,137,121
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            9.86%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                 13D/A                Page 11 of 19 Pages


     This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13D filed on February 9, 2005 (the "Schedule 13D") with respect to shares of common stock, par value $0.0001 per share (the "Common Stock") of I-many, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D. This Amendment amends and restates item 5 and Exhibits A, B and C in their entirety as set forth below.

Item 5.     Interest in Securities of the Issuer.

      A. Ramius Capital

               (a) As of the date of this filing, Ramius Capital may be deemed the beneficial owner of (i) 2,841,324 shares of Common Stock owned by RCG Ambrose, (ii) 478,101 shares of Common Stock owned by RCG Halifax and (iii) 817,696 shares of Common Stock owned by Ramius Securities.

                       Percentage: Approximately 9.86% as of the date hereof. The percentages used herein and in the rest of Item 5 are calculated based upon 41,949,358 shares, which reflects the shares of Common Stock outstanding as of October 31, 2004, as reflected in the Company's quarterly report for the quarterly period ended September 30, 2004, filed on November 8, 2004.

               (b)     1. Sole power to vote or direct vote: 0
                       2. Shared power to vote or direct vote: 4,137,121
                       3. Sole power to dispose or direct the disposition: 0
                       4. Shared power to dispose or direct the  disposition:
                          4,137,121

               (c) Ramius Capital did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days on behalf of RCG Ambrose, RCG Halifax and Ramius Securities, which were all in the open market, are set forth in Schedule C, and are incorporated by reference.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e)     Not applicable.

      B. RCG Ambrose

               (a) As of the date of this filing, RCG Ambrose may be deemed the beneficial owner of (i) 2,841,324 shares of Common Stock owned by RCG Ambrose, (ii) 478,101 shares of Common Stock owned by RCG Halifax and (iii) 817,696 shares of Common Stock owned by Ramius Securities.

                       Percentage: Approximately 9.86% as of the date hereof.

CUSIP No. 44973Q103                 13D/A                Page 12 of 19 Pages


               (b)     1. Sole power to vote or direct vote: 0
                       2. Shared power to vote or direct vote: 4,137,121
                       3. Sole power to dispose or direct the disposition: 0
                       4. Shared power to dispose or direct the disposition:
                          4,137,121

               (c) The number of shares of Common Stock acquired by RCG Ambrose is set forth in Schedule C and is incorporated by reference. RCG Ambrose entered into transactions in the Common Stock within the last sixty days which are set forth on Schedule C.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e)     Not applicable.

      C. RCG Halifax

               (a) As of the date of this filing, RCG Halifax may be deemed the beneficial owner of (i) 2,841,324 shares of Common Stock owned by RCG Ambrose, (ii) 478,101 shares of Common Stock owned by RCG Halifax and (iii) 817,696 shares of Common Stock owned by Ramius Securities.

                       Percentage: Approximately 9.86% as of the date hereof.

               (b)     1. Sole power to vote or direct vote: 0
                       2. Shared power to vote or direct vote: 4,137,121
                       3. Sole power to dispose or direct the disposition: 0
                       4. Shared power to dispose or direct the disposition:
                          4,137,121

               (c) The number of shares of Common Stock acquired by RCG Halifax is set forth in Schedule C and is incorporated by reference. RCG Halifax entered into transactions in the Common Stock within the last sixty days which are set forth on Schedule C.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e)     Not applicable.

      D. Ramius Securities

               (a) As of the date of this filing, Ramius Securities may be deemed the beneficial owner of (i) 2,841,324 shares of Common Stock owned by RCG Ambrose, (ii) 478,101 shares of Common Stock owned by RCG Halifax and (iii) 817,696 shares of Common Stock owned by Ramius Securities.

CUSIP No. 44973Q103                 13D/A                Page 13 of 19 Pages


                       Percentage: Approximately 9.86% as of the date hereof.

               (b)     1. Sole power to vote or direct vote: 0
                       2. Shared power to vote or direct vote: 4,137,121
                       3. Sole power to dispose or direct the disposition: 0
                       4. Shared power to dispose or direct the disposition:
                          4,137,121

               (c) The number of shares of Common Stock acquired by Ramius Securities is set forth in Schedule C and is incorporated by reference. Ramius Securities entered into transactions in the Common Stock within the last sixty days which are set forth on Schedule C.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e)     Not applicable.

      E. C4S

               (a) As of the date of this filing, C4S may be deemed the beneficial owner of (i) 2,841,324 shares of Common Stock owned by RCG Ambrose, (ii) 478,101 shares of Common Stock owned by RCG Halifax and (iii) 817,696 shares of Common Stock owned by Ramius Securities.

                       Percentage: Approximately 9.86% as of the date hereof.

               (b)     1. Sole power to vote or direct vote: 0
                       2. Shared power to vote or direct vote: 4,137,121
                       3. Sole power to dispose or direct the disposition: 0
                       4. Shared power to dispose or direct the disposition:
                          4,137,121

               (c) C4S did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days on behalf of RCG Ambrose, RCG Halifax and Ramius Securities, which were all in the open market, are set forth in Schedule C, and are incorporated by reference.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e)     Not applicable.

      F. Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

                                     (a) As of the date of this filing, each of
                       Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 2,841,324 shares of

CUSIP No. 44973Q103                 13D/A                 Page 14 of 19 Pages


                       Common Stock owned by RCG Ambrose, (ii) 478,101 shares of Common Stock owned by RCG Halifax and (iii) 817,696 shares of Common Stock owned by Ramius Securities. Each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon disclaims beneficial ownership of the shares of Common Stock owned by RCG Ambrose, RCG Halifax and Ramius Securities, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

                       Percentage: Approximately 9.86% as of the date hereof.

               (b)     1. Sole power to vote or direct vote: 0
                       2. Shared power to vote or direct vote: 4,137,121
                       3. Sole power to dispose or direct the disposition: 0
                       4. Shared power to dispose or direct the disposition:
                          4,137,121

               (c) Neither Mr. Cohen, Mr. Stark, Mr. Strauss nor Mr. Solomon have entered into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days on behalf of RCG Ambrose, RCG Halifax and Ramius Securities, which were all in the open market, are set forth in Schedule C, and are incorporated by reference.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e)     Not applicable.

CUSIP No. 44973Q103                 13D/A                 Page 15 of 19 Pages


                                   SCHEDULE A

                      DIRECTORS AND OFFICERS OF RCG AMBROSE

NAME AND POSITION                PRINCIPAL OCCUPATION         PRINCIPAL BUSINESS ADDRESS

Mark R. Mitchell,                Managing Director            666 Third Avenue
a United States citizen,         Ramius Capital Group, LLC    26th Floor
Director                                                      New York, NY 10017

Jeffrey C. Smith,                Managing Director            666 Third Avenue
a United States citizen,         Ramius Capital Group, LLC    26th Floor
Director                                                      New York, NY 10017

CFS Company, Ltd.,               Nominee Company              Corporate Centre
a Cayman Islands company,                                     West Bay Road
Director                                                      Grand Cayman
                                                              Cayman Islands, BWI

CSS Corporation Ltd.,            Nominee Company              c/o CITCO Fund Services
a Cayman Islands company,                                     Regatta Office Park
Secretary                                                     West Bay Road, P.O. Box 31106
                                                              SMB, Grand Cayman, Cayman Islands

CUSIP No. 44973Q103                 13D/A                 Page 16 of 19 Pages


                                   SCHEDULE B

                      DIRECTORS AND OFFICERS OF RCG HALIFAX

NAME AND POSITION                PRINCIPAL OCCUPATION         PRINCIPAL BUSINESS ADDRESS

Jeffrey M. Solomon,              Managing Member              666 Third Avenue
a United States citizen,         Ramius Capital Group, LLC    26th Floor
Director                                                      New York, NY 10017

Morgan B. Stark,                 Managing Member              666 Third Avenue
a United States citizen,         Ramius Capital Group, LLC    26th Floor
Director                                                      New York, NY 10017

CFS Company, Ltd.,               Nominee Company              Corporate Centre
a Cayman Islands company,                                     West Bay Road
Director                                                      Grand Cayman
                                                              Cayman Islands, BWI

CSS Corporation Ltd.,            Nominee Company              c/o CITCO Fund Services
a Cayman Islands company,                                     Regatta Office Park
Secretary                                                     West Bay Road, P.O. Box 31106
                                                              SMB, Grand Cayman, Cayman Islands

CUSIP No. 44973Q103                 13D/A                 Page 17 of 19 Pages


                                   SCHEDULE C

                            PURCHASES OF COMMON STOCK

                                                         Purchase
                           Date of                         Price
PURCHASER                  TRANSACTION        AMOUNT     PER UNIT(1)
---------                  -----------        ------     ---------

RCG Ambrose                    12/3/04        390,000       1.5293
                              12/21/04         39,000       1.5000
                                1/6/05        162,500       1.4960
                               1/13/05         28,624       1.5200
                               1/14/05         11,635       1.5258
                               1/20/05        175,925       1.5156
                               1/21/05         32,500       1.4936
                               1/24/05         16,250       1.4500
                               1/25/05         29,705       1.4743
                               1/26/05         16,250       1.4700
                               1/27/05         11,765       1.4600
                               1/28/05          1,777       1.4698
                               1/31/05         40,827       1.5003
                                2/1/05            650       1.5195
                                2/2/05        357,500       1.5638
                                2/3/05        173,541       1.5775
                                2/4/05        223,624       1.5658
                                2/7/05        163,499       1.5810
                                2/8/05         95,652       1.6189
                                2/9/05         72,100       1.6371
                               2/10/05        798,000       1.6206
        Total                               2,841,324

  RCG Halifax                 12/03/04         72,000       1.5293
                              12/21/04          7,200       1.5000
                                1/6/05         30,000       1.4960
                               1/13/05          5,284       1.5200
                               1/14/05          2,148       1.5258
                               1/20/05         32,478       1.5156
                               1/21/05          6,000       1.4936
                               1/24/05          3,000       1.4500
                               1/25/05          5,484       1.4743
                               1/26/05          3,000       1.4700
                               1/27/05          2,172       1.4600
                               1/28/05            328       1.4698
                               1/31/05          7,537       1.5003
                                2/1/05            120       1.5195
                                2/2/05         66,000       1.5638
_____________________
(1) Excludes commissions and other execution-related costs.

CUSIP No. 44973Q103                 13D/A                 Page 18 of 19 Pages


                                2/3/05         32,038       1.5775
                                2/4/05         41,285       1.5658
                                2/8/05            437       1.6189
                                2/9/05         13,390       1.6371
                               2/10/05        148,200       1.6206
        Total                                 478,101

   Ramius Securities           12/3/04        138,000       1.5293
                              12/21/04         13,800       1.5000
                                1/6/05         57,500       1.4960
                               1/13/05         10,129       1.5200
                               1/14/05          4,117       1.5259
                               1/20/05         62,251       1.5156
                               1/21/05         11,500       1.4936
                               1/24/05          5,750       1.4501
                               1/25/05         10,511       1.4743
                               1/26/05          5,750       1.4701
                               1/27/05          4,164       1.4599
                               1/28/05            629       1.4706
                               1/31/05         14,447       1.5003
                                2/1/05            230       1.5217
                                2/2/05        126,500       1.5638
                                2/3/05         61,408       1.5775
                                2/4/05         79,129       1.5658
                                2/8/05            571       1.6189
                                2/9/05         17,510       1.6371
                               2/10/05        193,800       1.6206
        Total                                 817,696

CUSIP No. 44973Q103                 13D/A                 Page 19 of 19 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2005

RAMIUS CAPITAL GROUP, LLC                         RCG AMBROSE MASTER FUND, LTD.

By: C4S & Co., L.L.C.,                            By: Ramius Capital Group, LLC,
    as Managing Member                                its Investment Advisor

By: /s/ Jeffrey M. Solomon                        By: C4S & Co., L.L.C.,
    ----------------------------                      its Managing Member
   Name:  Jeffrey M. Solomon
   Title: Managing Member
                                                  By: /s/ Jeffrey M. Solomon
                                                      --------------------------
                                                     Name:  Jeffrey M. Solomon
                                                     Title: Managing Member


RCG HALIFAX FUND, LTD.                            RAMIUS SECURITIES, L.L.C.

By: Ramius Capital Group, LLC,                    By: Ramius Capital Group, LLC,
    its Investment Advisor                            its Managing Member

By: C4S & Co., L.L.C.,                            By: C4S & Co., L.L.C.,
    its Managing Member                               its Managing Member

By: /s/ Jeffrey M. Solomon                        By: /s/ Jeffrey M. Solomon
    ----------------------------                      --------------------------
   Name:  Jeffrey M. Solomon                         Name:  Jeffrey M. Solomon
   Title: Managing Member                            Title: Managing Member

C4S & CO., L.L.C.                                 PETER A. COHEN

By: /s/ Jeffrey M. Solomon                        /s/ Peter A. Cohen
    ----------------------------                  -------------------------
   Name:  Jeffrey M. Solomon
   Title: Managing Member


MORGAN B. STARK                                   THOMAS W. STRAUSS

/s/ Morgan B. Stark                               /s/ Thomas W. Strauss
----------------------------                      -------------------------


JEFFREY M. SOLOMON

/s/ Thomas W. Strauss
----------------------------